UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 4

OUTERWALL INC.

(Name of Subject Company)

OUTERWALL INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

690070107

(CUSIP Number of Class of Securities)

Donald R. Rench

Chief Legal Officer, General Counsel and Corporate Secretary

Outerwall Inc.

1800 114th Avenue S.E.

Bellevue, Washington 98004

(425) 943-8000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Jens M. Fischer Lance W. Bass Perkins Coie LLP 1201 Third Avenue, Suite 4900 Seattle, Washington 98101-3099 (206) 359-8000	Matthew M. Guest, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Outerwall Inc. (the “Company”) with the Securities and Exchange Commission on August 5, 2016 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Aspen Merger Sub, Inc. (“Outerwall Merger Sub”), a wholly owned subsidiary of Aspen Parent, Inc. (“Parent”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value of $0.001 per share (the “Shares”), at a purchase price equal to $52.00 per Share, net to the seller in cash, without interest and less any applicable taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Outerwall Merger Sub dated August 5, 2016, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 4. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 under the heading “Background of the Offer; Reasons for the Recommendation of the Board—Background of the Offer” is hereby amended and supplemented by replacing the third sentence of paragraph 9 (which is on page 14) with the following:

“During that period, the Company negotiated and entered into non-disclosure agreements with 34 potentially interested bidders, and provided those potential bidders with Company overview materials, including high-level information regarding each of the Company’s lines of business and certain summary financial information.”

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs as the second, third and fourth paragraphs under the heading “Litigation Related to the Transactions”:

“On August 15, 2016, Charles Baumgartner, a purported stockholder, filed a putative class action lawsuit challenging aspects of the Transactions in the United States District Court for the Western District of Washington in Seattle. The complaint is captioned Charles Baumgartner v. Outerwall Inc., et al., Case No. 2:16-cv-1281. The complaint names as defendants the Company and members of the Board. The complaint alleges, among other things, that the Company and the Board violated provisions of the Exchange Act by making untrue statements of material facts in the Schedule 14D-9 or failing to provide in the Schedule 14D-9 all material information needed by stockholders to make an informed decision whether to tender their Shares. As relief, the complaint seeks, among other things, a declaration from the court that the Transactions are unlawful and unenforceable, rescission and invalidation of the Merger Agreement and other agreements related to the Transactions, an injunction against the Transactions, imposition of a constructive trust regarding benefits improperly received by defendants through wrongful conduct, and an award of costs and disbursements, including attorneys’ and experts’ fees. The defendants believe that the allegations in the suit are without merit. If additional similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.

On August 16, 2016, Edward T. Hunter, a purported stockholder, filed a putative class action lawsuit challenging aspects of the Transactions in the United States District Court for the Western District of Washington in Seattle. The complaint is captioned Edward T. Hunter v. Outerwall Inc., et al., Case No. 2:16-cv-1285. The complaint names as defendants the Company and members of the Board. The complaint alleges, among other things, that the Company and the Board violated provisions of the Exchange Act and breached their fiduciary duties under state law by making untrue statements of material facts in the Schedule 14D-9 or failing to provide in the Schedule 14D-9 all material information needed by stockholders to make an informed decision whether to tender their Shares. As relief, the complaint seeks, among other things, a declaration that the Schedule 14D-9 is materially false or misleading, an injunction against the Transactions, rescission of the Transactions or rescissory damages should the Transactions not be enjoined, an accounting for all damages caused by the defendants and for all profits and special benefits obtained by the defendants as a result of their breaches of fiduciary duties, and an award of costs, including attorneys’ and experts’ fees. The defendants believe that the allegations in the suit are without merit. If additional similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.

On August 19, 2016, Jesse Mallinger, a purported stockholder, filed a putative class action lawsuit challenging aspects of the Transactions in the United States District Court for the Western District of Washington in Seattle. The complaint is captioned Jesse Mallinger v. Outerwall, Inc., et al., Case No. 2:16-cv-1316. The complaint names as defendants the Company and members of the Board. The complaint alleges, among other things, that the Company and the Board violated provisions of the Exchange Act by making untrue statements of material facts in the Schedule 14D-9 or failing to provide in the Schedule 14D-9 all material information needed by stockholders to make an informed decision whether to tender their Shares and breached their fiduciary duties under state law by entering the Company into the Transactions. As relief, the complaint seeks, among other things, rescission of the Merger Agreement, an injunction against consummation of the Transactions, and an award of costs and disbursements, including attorneys’ and experts’ fees. The defendants believe that the allegations in the suit are without merit. If additional similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.

On August 23, 2016, Dorothy Filippov, a purported stockholder, filed a putative class action lawsuit challenging aspects of the Transactions in the United States District Court for the Western District of Washington in Seattle. The complaint is captioned Dorothy Filippov v. Outerwall, Inc., et al., Case No. 2:16-cv-1329. The complaint names as defendants the Company and members of the Board. The complaint alleges, among other things, that the Company and the Board violated provisions of the Exchange Act by making untrue statements of material facts in the Schedule 14D-9 or failing to provide in the Schedule 14D-9 all material information needed by stockholders to make an informed decision whether to tender their Shares. As relief, the complaint seeks, among other things, an injunction against consummation of the Transactions, an award of damages should the Transactions not be enjoined, and an award of costs and disbursements, including attorneys’ and experts’ fees. The defendants believe that the allegations in the suit are without merit. If additional similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: August 24, 2016

OUTERWALL INC.

By:	/s/ Donald R. Rench
Name:	Donald R. Rench
Title:	Chief Legal Officer, General Counsel and Corporate Secretary